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EXHIBIT 1

PRESS RELEASE
SCOTT'S LIQUID GOLD-INC. LISTS TWO OF ITS
BUILDINGS FOR LEASE OR SALE

        DENVER, Colorado (April 5, 2002)—Scott's Liquid Gold-Inc. (OTC BB: "SLGD") announced that it has entered into a listing agreement for the lease or sale of all or part of two of its buildings at its facilities in Denver, Colorado. The buildings are an office building and an adjacent warehouse with a total of approximately 128,000 square feet. The Company's facilities also include a manufacturing building which is not covered by the listing agreement.

        The listing agent is Cushman & Wakefield of Colorado, Inc. The listing agreement is effective until December 31, 2002.

        Mark E. Goldstein, Chairman, President and Chief Executive Officer of Scott's Liquid Gold-Inc., stated: "Our decision to lease or sell all or part of two of our buildings is a component of our continuing efforts to reduce costs. While the current real estate market makes any such transaction uncertain, we are hopeful that an acceptable transaction will be possible."

        Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

        Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

        This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, finding a party interested in purchasing or leasing all or part of the offered buildings of the Company; the ability of the Company to arrive at terms for the offered buildings that result in a cost savings; continued acceptance of the Company's products in the marketplace; acceptance in the marketplace of the Company's new product lines; competitive factors; continuation of the Company's distributorship agreement with Montagne Jeunesse; the need for effective advertising of the Company's products; limited resources available for such advertising; new product introductions by others; technological changes; dependence upon third-party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Carolyn J. Anderson or Jeffry B. Johnson at (303) 373-4860

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  EXHIBIT 1